One University Plaza

Suite 307

Hackensack, NJ 07601

Phone: 201-808-8400

March 25, 2015 VIA EDGAR Jeffrey Riedler Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Champions Oncology, Inc.

Preliminary Information Statement on Schedule 14C

Filed March 16, 2015

File No. 000-17263

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated March 24, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Preliminary Information Statement on Schedule 14C of Champions Oncology, Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Notice of Action by Written Consent of Stockholders, page 2

1.	We note the majority of your stockholders have approved amendments to the company’s certificate of incorporation to increase the number of the company’s authorized shares of common stock and to effect a reverse split of the company’s common stock, resulting in additional authorized but unissued shares. Please expand your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the amendments to the company’s certificate of incorporation.

The Company notes your comment and has inserted the following sentence into the Preliminary Information Statement on page 4 under “Amendment to Increase the Shares:”

The Company has no specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the amendments to the Company’s certificate of incorporation. However, some of the additional authorized but unissued shares will be reserved for issuance pursuant to existing options and warrants.”

In addition, the Company has inserted the following sentence into the Preliminary Information Statement on page 4 under “Reasons to Increase Shares:”

Additionally, some of the additional authorized but unissued shares will be reserved for issuance pursuant to existing options and warrants.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

CHAMPIONS ONCOLOGY, INC.

By:	/s/ Joel Ackerman
Name:	Joel Ackerman
Title:	Chief Executive Officer

Cc:	Ms. Christina De Rosa

Division of Corporate Finance

Securities and Exchange Commission

Adam So

Epstein Becker & Green, P.C.

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